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                                                                    EXHIBIT 99.1



                      PERFORMANCE IN NOVEMBER 2002 (POSCO)

POSCO will release its Performance in November 2002 on December 3, 2002.


                                                                                           (Unit: 1,000 tons, KRW BN)
---------------------------------------------------------------------------------------------------------------------
                 Items                                      '02                      '02.11
                                                          (Jan-Nov)
                                                                                                           ----------
                                                                                                               YoY
---------------------------------------------------------------------------------------------------------------------
Crude Steel Production                                     25,656                      2,329                     121
---------------------------------------------------------------------------------------------------------------------
Sales Volume                                               24,838                      2,178                    -116
---------------------------------------------------------------------------------------------------------------------
Sales                                                      10,639                      1,009                      78
Operating Profit                                            1,629                        204                      89
Operating Profit Margin                                     (15.3)                     (20.2)                   (7.8)
---------------------------------------------------------------------------------------------------------------------
Total asset                                                17,575                     17,575                    -131
Total Liabilities                                           5,940                      5,940                  -1,928
---------------------------------------------------------------------------------------------------------------------

* Sales volume in November reduced due to the refurbishment (Nov.18~28) of No.3 Hot Rolling Mill in Kwang Yang works.

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All financials in this presentation are based on non-consolidated financial statements.